Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

VIA EDGAR and FACSIMILE

October 20, 2010

Julia E. Griffith, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:	Silgan Holdings Inc.
Schedule TO-I
Filed on October 8, 2010
File No. 5-53165

Dear Ms. Griffith:

Set forth below are the responses of Silgan Holdings Inc. (“we” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated October 19, 2010 regarding the Company’s Tender Offer Statement on Schedule TO (the “Schedule TO-I”). Concurrently with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Schedule TO-I. We also note that we issued a press release today reporting the Company’s earnings results for the three and nine months ended September 30, 2010 and, accordingly, the Amendment is also being filed to include the information contained in such press release.

For ease of reference, we have repeated the comments contained in your letter in bold text preceding our responses below.

Schedule TO

General

1. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Response:

We respectfully note that we do not believe that the accounting treatment for the transaction is material and therefore we have not revised the disclosure in Item 4 of the Schedule TO-I in response to this comment.

Julia E. Griffith, Esq.

October 20, 2010

Offer to Purchase

Cover Page

2. Prominently disclose that the low end of your price range is below recent trading prices for the stock.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising the cover page of Exhibit (a)(1)(A) of the Schedule TO-I entitled “Offer to Purchase dated October 8, 2010” (the “Offer to Purchase”) as requested (see Item (1) of the Amendment).

Important Procedures, page i

3. Your disclosure at the bottom of this page and in the section entitled “Miscellaneous” on page 42 implies that you will not accept certain tendered shares. You state that you will not make the tender offer to “nor will we accept tenders from or on behalf of” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Response:

The Company confirms for the Staff that it intended to limit its offer solely in reliance on Rule 13e-4(f)(9)(ii). In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising the disclosures therein as requested on pages i and 42 of the Offer to Purchase and page 3 of Exhibit (a)(1)(E) of the Schedule TO-I entitled “Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees” (see Item (2) of the Amendment).

Summary Term Sheet, page 1

4. We note your disclosure that you will pay for tendered shares following the expiration date and your acceptance of the shares for payment. In order to comply with the standard set forth in Rule 14e-1(c), you must accept the shares and pay for them, or return the shares to tendering shareholders, promptly following offer expiration exclusively. Please revise.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising the cited disclosure on page 7 of the Offer to Purchase as requested (see Item (3) of the Amendment).

Julia E. Griffith, Esq.

October 20, 2010

The Tender Offer, page 13

5. Revise your disclosure to include the information that, since shareholders are being afforded the right to tender shares at different prices, a notice of withdrawal must specify in writing which shares are being withdrawn.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising pages 7 and 26 of the Offer to Purchase to include the requested disclosure (see Item (4) of the Amendment).

Priority of Purchase, page 14

6. Revise the disclosure at the top of page 15, which states that you will determine the Selected Price “as promptly as practicable following the expiration time of the Offer.” You must determine the Selected Price and pay for the shares “promptly” following the offer, in compliance with Rule 14e-1(c).

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising the cited disclosure on page 15 of the Offer to Purchase (see Item (5) of the Amendment).

Certain Effects of the Offer, page 18

7. Revise the fifth bullet point of this section to explain what you mean by “the offer results in a more optimal capital structure for us and our remaining shareholders.” Is this result achieved at the tendering shareholders’ expense? Confirm that you have responded fully to the requirements of Item 1006(c)(3) of Regulation M-A, including any material changes to the company’s capital structure.

Response:

As disclosed in the Offer to Purchase, the Company respectfully notes that in making the decision to conduct a “modified Dutch auction” tender offer, the Company’s board of directors considered, among other things, the Company’s existing and anticipated capitalization and financial position as well as the Company’s operations, strategy and expectations for the future. The Company believes that the tender offer, together with the transactions contemplated by the Stock Purchase Agreement (as defined in the Offer to Purchase), allows for an efficient means to return capital to the Company’s stockholders (particularly in light of the Company’s relatively high percentage of ownership by directors and executive officers) which in turn assists the Company in achieving its objective of maintaining an optimal balance sheet. The disclosure in the fifth bullet point referred to by the Staff was one part of the Company’s rationale for conducting the tender offer rather than an effect of the tender offer that is a potential benefit to stockholders. Accordingly, in response to the Staff’s comment, the Company has amended the Schedule TO-I to revise page 18

Julia E. Griffith, Esq.

October 20, 2010

of the Offer to Purchase by deleting the fifth bullet point in its entirety (see Item (6) of the Amendment).

The Company confirms that it has responded fully to the requirements of Item 1006(c)(3) of Regulation M-A.

Determination of Validity, page 22

8. Refer to the statement that you reserve “the absolute right to waive any of the conditions of the Offer and any defect… in the tender of any particular shares or any particular stockholder.” In your response letter, confirm your understanding that if you waive a condition of the offer for one tendering shareholder, you will waive that condition for all shareholders. As drafted, it appears that you might waive conditions in individual cases.

Response:

The Company confirms its understanding that if the Company waives a condition of the tender offer for one tendering stockholder, it will waive the condition for all tendering stockholders. Accordingly, in response to the Staff’s comment, the Company has amended the Schedule TO-I by revising the cited disclosure on page 22 of the Offer to Purchase, and by making corresponding revisions on page 15 of Exhibit (a)(1)(B) of the Schedule TO-I entitled “Form of Letter of Transmittal” (the “Letter of Transmittal”) and on page 3 of Exhibit (a)(1)(F) of the Schedule TO-I entitled “Form of Instructions for Tender through Conditional Exercise of Options” (the “Instructions for Tender through Conditional Exercise of Options”) (see Item (7) of the Amendment).

9. We noticed the assertion that determinations made by the Company regarding the validity of tenders will be final and binding. Revise to indicate that security holders may challenge your determination in a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising page 22 of the Offer to Purchase, page 15 of the Letter of Transmittal and page 3 of the Instructions for Tender through Conditional Exercise of Options to include the requested disclosure (see Item (8) of the Amendment).

Conditions of the Offer, page 28

10. Some of your conditions lack sufficient specificity to permit objective verification by security holders that the conditions have been satisfied or “triggered.” To provide greater clarity, revise subparagraph 1(b) and subparagraph 7 on page 29 to clarify whether you mean both positive and negative material effects on the company. Further, revise subparagraph 6 to specify what kinds of events affecting the extension of credit would be sufficiently material to also affect your transaction.

Julia E. Griffith, Esq.

October 20, 2010

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising pages 4 and 29 of the Offer to Purchase (see Item (9) of the Amendment). With respect to subparagraph 1(b) and subparagraph 7 referred to by the Staff, the revised disclosure clarifies that those conditions apply only to events that would have a negative material effect on the Company. The Company has deleted subparagraph 6 in its entirety since the Company does not believe that the events referred to therein would be sufficiently material to affect this transaction.

11. We note the representation that you may assert the conditions regardless of circumstances, including any action or inaction by the Company giving rise to any condition. All offer conditions must be reasonably specified and outside the control of the Company. Therefore, please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising page 30 of the Offer to Purchase to remove the cited disclosure (see Item (10) of the Amendment).

Exhibit 99(a)(1)(b) Letter of Transmittal

12. Revise to delete the requirement that security holders covenant, represent and warrant that they have read and understand the terms of the Offer.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising page 5 of the Letter of Transmittal to delete the language referred to in the Staff’s comment (see Item (11) of the Amendment).

* * * *

Julia E. Griffith, Esq.

October 20, 2010

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding any of the items addressed in this letter, please feel free to contact me at (203) 975-7110.

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel and Secretary